Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

New England Journal of Medicine publishes two positive Phase 3 trials showing Dupixent® (dupilumab) improved moderate-to-severe asthma

•	Results showed Dupixent demonstrated a significant improvement in multiple asthma endpoints in two Phase 3 clinical trials in a broad population of patients with uncontrolled asthma, irrespective of minimum baseline eosinophil levels or other biomarkers of Type 2 inflammation

•	Greater benefit observed in patients with higher levels of markers of Type 2 inflammation, as evidenced by eosinophils or exhaled nitric oxide levels

•	In steroid-sparing VENTURE trial, Dupixent-treated patients substantially reduced use of oral corticosteroids, yet had fewer exacerbations and improved lung function compared to placebo.

•	In both trials, Dupixent treated patients showed significant lung function improvement two weeks after first dose that was sustained over 52 weeks

Paris and Tarrytown, NY – May 21, 2018 – The New England Journal of Medicine (NEJM) today published detailed results from two Phase 3 trials for the investigational use of Dupixent® (dupilumab) in moderate-to-severe asthma. The results showed that Dupixent significantly reduced the risk of severe asthma attacks (exacerbations), improved lung function and reduced dependence on oral corticosteroids (OCS). The trials, known as QUEST and VENTURE, are part of the pivotal clinical trial program that evaluated Dupixent in uncontrolled asthma patients. These data were simultaneously presented at the American Thoracic Society 2018 International Conference.

Dupixent demonstrated significant improvements in the key primary and secondary endpoints across the overall populations in both QUEST and VENTURE, with the largest benefit experienced in patients with more severe Type 2 inflammatory asthma, as evidenced by elevated blood eosinophils or exhaled nitric oxide levels. Type 2 asthma can also be characterized by other parameters, including elevated Immunoglobulin E (IgE). Dupixent blocks the IL-4/IL-13 pathway, which is emerging as a central driver of Type 2 allergic inflammation in asthma, as well as in a range of other allergic or atopic diseases.

The investigational use of Dupixent as an add-on maintenance treatment of adults and adolescents with uncontrolled moderate-to-severe asthma is currently under regulatory review in several countries, including the U.S., Japan and in the European Union (EU), and the safety and efficacy for this use have not been evaluated by any regulatory authority. In the U.S., the target action date is October 20, 2018. Dupixent is currently approved in a number of countries for the treatment of adults with uncontrolled moderate-to-severe atopic dermatitis.

About LIBERTY ASTHMA QUEST

The Phase 3 QUEST trial showed that a broad population of adults and adolescents with moderate-to-severe asthma (no minimum blood eosinophil level requirement or other biomarker requirement at baseline) benefited when Dupixent was added to their standard therapies. Dupixent reduced severe asthma attacks and improved lung function compared to placebo. Lung function improvements were observed from the first measurement two weeks after receiving the first dose of Dupixent, and improvements were sustained throughout the 52-week trial. Patients also reported improved asthma control and quality of life, as measured by the 5-item Asthma Control Questionnaire (ACQ-5) and Asthma Quality of Life Questionnaire (AQLQ).

“About 20 percent of people with asthma continue to have uncontrolled moderate-to-severe symptoms despite available treatments,” said Mario Castro, M.D., Alan A. and Edith L. Wolff Professor of Pulmonary and Critical Care Medicine at Washington University School of Medicine in St. Louis. “The results published today in the New England Journal of Medicine show evidence from a Phase 3 trial that a biologic may have the potential to help a broad population of patients improve multiple key asthma treatment goals when added to standard treatments. Dupixent was designed to inhibit signaling from two important proteins (IL-4 and IL-13) involved in Type 2 inflammation that contribute to uncontrolled symptoms in many people with moderate-to-severe asthma.”

The QUEST trial enrolled 1,902 patients worldwide including 1,795 adults and 107 adolescents. The four study groups included patients treated with 200 mg every other week (loading dose of 400 mg), 300 mg every other week (loading dose of 600 mg) and two separate placebo groups. All patients continued on a medium- or high-dose inhaled corticosteroid (ICS) and up to two additional controller medicines throughout the study.

The NEJM publication provides data on key endpoints, including data in the table below.

QUEST Data Summary
Placebo-adjusted reduction in annualized rate of severe asthma exacerbations over 52 weeks

	200 mg Dupixent (n=631) vs. Placebo (n=317)	300 mg Dupixent (n=633) vs. Placebo (n=321)

Overall population[1]	48 percent*	46 percent*

	200 mg Dupixent (n=264) vs. Placebo (n=148)	300 mg Dupixent (n=277) vs. Placebo (n=142)

Patients with 300 eosinophils/microliter or greater	66 percent±*	67 percent*

Placebo-adjusted absolute (percent) change in lung function (measured by FEV1) from baseline to week 12[2]

	200 mg Dupixent (n=611) vs. Placebo (n=307)	300 mg Dupixent (n=610) vs. Placebo (n=313)

Overall population[1]	140 mL* (9 percent)	130 mL* (9 percent)

	200 mg Dupixent (n=256) vs. Placebo (n=144)	300 mg Dupixent (n=266) vs. Placebo (n=139)

Patients with 300 eosinophils/microliter or greater	210mL± (13 percent)	240mL* (18 percent)

[1]	Co-primary endpoint, * p-value <0.001, ± p-value nominal
[2]	Number of patients with FEV1 measurement at week 12

For the 52-week treatment period, the overall rate of adverse events was similar across treatment groups (81 percent in the combined Dupixent-treated group and 83 percent in the combined placebo-treated group). The rate of serious adverse events was 8 percent in the combined Dupixent-treated group and 8 percent in the combined placebo-treated group. The most frequent adverse events that occurred more frequently with Dupixent treatment vs. placebo were injection site reactions (17 percent vs. 8 percent, respectively), back pain (4 percent, both groups) and eosinophilia (4 percent vs. 1 percent, respectively).

About LIBERTY ASTHMA VENTURE

The Phase 3 VENTURE trial also did not require minimum biomarker levels for enrollment. The study showed that adults and adolescents with severe, steroid-dependent asthma who were treated with Dupixent, when added to standard therapies, could reduce their use of OCS medications while improving asthma control compared to placebo at 24 weeks. With Dupixent, OCS use decreased by 70 percent in the overall population (vs. 42 percent for placebo), and 80 percent for patients with baseline eosinophil levels 300 cells/microliter or greater (vs. 43 percent for placebo). Despite reductions in OCS, patients treated with Dupixent reduced the risk of severe asthma attacks and improved their lung function.

“Up to 45 percent of people with severe asthma rely on systemic corticosteroids to control their symptoms but potential long-term side-effects should be taken into account according to global asthma treatment guidelines,” said Klaus Rabe, MD, Director of the Department of Pneumology at LungenClinic Grosshansdorf and Professor of Medicine at Christian Albrechts University, Kiel, Germany. “In the Phase 3 VENTURE trial, a majority of patients treated with Dupixent and standard therapies significantly reduced their use of oral steroids, and nearly half of patients completely stopped using oral steroids, while improving their asthma.”

The 24-week VENTURE study enrolled 210 patients (103 in the Dupixent group and 107 in the placebo group) with severe asthma who regularly used maintenance OCS in the six months prior to enrollment in the study. The two study groups were 300 mg Dupixent every other week (loading dose of 600 mg) and placebo. All patients continued on a high-dose ICS and up to two additional controller medicines throughout the study. The prescribed OCS in the study was prednisone or prednisolone.

The NEJM publication provides data on key endpoints, including data in the tables below.

VENTURE Data Summary
Reduction in OCS dose at 24 weeks

	300 mg Dupixent (n=103)	Placebo (n=107)

Overall population[1]	70 percent*	42 percent

	300 mg Dupixent (n=48)	Placebo (n=41)

Patients with 300 eosinophils/microliter or greater	80 percent*	43 percent

Proportion of patients with 50 percent or greater reduction in OCS

Overall population	80 percent*	50 percent

Proportion of patients who reduced their OCS dose to less than 5 mg per day

Overall population	69 percent*	33 percent

[1]	Primary endpoint, * p-value vs. placebo <0.001

VENTURE Data Summary, Continued
	Difference between 300 mg DUPIXENT (n=103) vs. Placebo (n=107) (Overall population)	Difference between 300 mg DUPIXENT (n=48) vs. Placebo (n=41) (Patients with 300 eosinophils/ microliter or greater)

Change in annualized rate of severe asthma exacerbations over 24 weeks	59 percent reduction*	71 percent reduction±

Absolute (percent) change in FEV1 from baseline to 24 weeks	220 mL (15 percent***) improvement*	320 mL (25 percent***) improvement±

*	Nominal p-value vs. placebo < 0.001
±	Nominal p-value vs. placebo < 0.005
***	Data not included in NEJM publication

For the 24-week treatment period, the overall rate of adverse events was similar across treatment groups (62 percent in the Dupixent-treated group and 64.5 percent in the placebo-treated group). The rate of serious adverse events was 9 percent in the Dupixent-treated group and 6 percent in the placebo-treated group. The most frequent adverse events that occurred more frequently with Dupixent treatment vs. placebo were injection site reaction (9 percent vs. 4 percent, respectively), bronchitis (7 percent vs. 6 percent, respectively), sinusitis (7 percent vs. 4 percent, respectively) and eosinophilia (14 percent vs. 1 percent, respectively).

Dupilumab Development Program

Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by Type 2 inflammation, including pediatric atopic dermatitis (Phase 3), nasal polyps (Phase 3) and eosinophilic esophagitis (Phase 2). Future trials are planned for chronic obstructive pulmonary disease, grass allergy and food allergy (including peanut). These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

For more information on dupilumab clinical trials please visit www.clinicaltrials.gov.

About Dupixent® (dupilumab)

Dupixent is currently approved in the U.S. for the treatment of adults with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies, or when those therapies are not advisable. Dupixent is also approved for use in certain patients with moderate-to-severe atopic dermatitis in the EU and a number of other countries, including Canada, and Japan.

INDICATION

Dupixent is used to treat adult patients with moderate-to-severe atopic dermatitis (eczema) that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies. Dupixent can be used with or without topical corticosteroids. It is not known if Dupixent is safe and effective in children. Dupixent is administered by subcutaneous injection at different injection sites every two weeks after an initial loading dose. Dupixent is intended for use under the guidance of a healthcare provider. A patient may self-inject Dupixent after training in subcutaneous injection technique using the pre-filled syringe.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 908-981-8745 mr@sanofi.com Regeneron Media Relations Contact Sharon Chen Tel.: +1 914-847-1546 sharon.chen@regeneron.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Manisha Narasimhan, Ph.D. Tel: +1 914-847-5126 Manisha.narasimhan@regeneron.com

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